Exhibit 99.2
ESCROW AGREEMENT
     THIS ESCROW AGREEMENT (as the same may be amended or modified from time to time and including any and all written instructions given to “Escrow Agent” (hereinafter defined) pursuant hereto, this “Escrow Agreement”) is made and entered into as of March 26, 2008, between Brothers Capital Limited, a company incorporated in the British Virgin Islands (“Depositor”) and JPMorgan Chase Bank, N.A. (the “Escrow Agent”).
WHEREAS, Depositor shall deposit in escrow certain cash and signed share transfer forms and wish such deposit to be subject to the terms and conditions set forth herein; and
WHEREAS, the Depositor avers that in agreeing to deposit in escrow such certain cash and share transfer forms on the terms of this Agreement is not acting in consequence of any liability of it and/or any of its affiliates to any person and is depositing such cash and share transfer forms in order to act in to act in the best interests of and to promote the success of Agria Corporation (the “Company”).
NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:
1.	Appointment
Depositor hereby appoints the Escrow Agent as its escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.
2.	Escrow Fund
2.1	Depositor agrees to deposit with the Escrow Agent: (i) the sum of US$9,000,000 (the “Escrow Cash”) and (ii) an undated share transfer form for ordinary shares of the Company, executed by Depositor (the “Transfer Form,” together with the Escrow Cash and any accrued interest thereon, the “Escrow Fund”).

2.2	The Escrow Agent shall hold the Escrow Fund on the terms and subject to the conditions of this Escrow Agreement.

3.	Deposit of Escrow Fund

3.1	During the term of this Escrow Agreement, the Escrow Cash shall be deposited in an interest-bearing cash account, at the prevailing standard saving rate of the Escrow Agent.

3.2	Receipt of the Escrow Cash shall be confirmed by Escrow Agent as soon as practicable by account statement to be sent to the Depositor at its address as set forth in Section 10.2 hereof, and any discrepancies in any such account statement shall be noted by Depositor to Escrow Agent within thirty (30) calendar days after receipt thereof. Failure to inform Escrow Agent in writing of any discrepancies in any such account statement within the said thirty (30) day period shall conclusively be deemed confirmation of the accuracy and completeness of such account statement in its entirety.

4.	Disposition and Termination
4.1	This Agreement is terminable by either party, subject to the provisions of Sections 7, 8 and 9, by giving 30 days’ advance written notice of such termination to the other party specifying a date when such termination shall take effect; provided, however, that so long as the Depositor notifies the Escrow Agent prior to 12:00 noon Hong Kong Time on a Business Day, the Depositor may withdraw the Escrow Fund in its entirety or any portion thereof (a “Withdrawal”) within the course of the Business Day during which notice of such Withdrawal is given. If notice is received after 12:00 noon on a Business Day or on a date other than a Business Day, the Depositor may make a Withdrawal within the course of the Business Day immediately following the date during which notice of such Withdrawal is given. Any notice of Withdrawal from the Depositor to a designated third-party recipient (“Designee”) shall be substantially in the form of Schedule 2 hereto and for the Escrow Cash portion of any withdrawal shall contain information as to such Designee’s name, telephone number for call-back, the name and SWIFT address of the recipient’s bank and the account number of the recipient at said bank (such information “Designee’s Details”). If the Depositor notifies the Escrow Agent prior to 12:00 noon Hong Kong Time on a Business Day, the Depositor may instruct the Escrow Agent to effectuate a Withdrawal within the course of the Business Day in which notice of such Withdrawal is given, which the Escrow Agent will proceed to do. If the Depositor notifies the Escrow Agent after 12:00 noon on a Business Day or on a date other than a Business Day, the Depositor may instruct the Escrow Agent to effectuate a Withdrawal within the course of the Business Day immediately following the date during which notice of such Withdrawal is given, which the Escrow Agent will proceed to do, provided that, on the date of any Withdrawal, the Escrow Agent is in receipt of the relevant Designee’s Details then the Escrow Agent will notify (i) the Depositor and (ii) the Designee of amounts from such Withdrawal of the effectuation of such Withdrawal; the parties hereby acknowledge that amounts from such Withdrawal may not actually be received by the Depositor and/or its designated recipients until a date following the date of such Withdrawal. Upon termination of this Agreement, the Escrow Agent shall take such action with respect to the Escrow Fund as is instructed by the Depositor.
4.2	Without prejudice to any other provisions of this Escrow Agreement, in the event that approvals, registrations or other formalities from the foreign exchange administration or any other regulatory body of the designated recipient’s jurisdiction are required to be obtained for giving effect to or the completion of any arrangements or transactions contemplated by this Escrow Agreement, the Depositor shall use its best efforts to obtain such approvals, registrations or other formalities from the foreign exchange administration or any other regulatory body of the designated recipient’s jurisdiction as soon as practicable. The Escrow Agent shall not be liable to any person or entity for any losses or liability arising out of or in connection with the failure by the Depositor to perform any of its obligations in the preceding sentence.

4.3	Upon the delivery of the Escrow Fund by the Escrow Agent to the parties designated by the Depositor in accordance with this Escrow Agreement, this Escrow Agreement and the duties and obligations of the Escrow Agent under this Escrow Agreement shall terminate, subject to the provisions of Sections 7, 8 and 9.

4.4	Notwithstanding the foregoing, this Escrow Agreement shall terminate upon the earlier of (i) June 16, 2008 on which the Escrow Agent shall close the Escrow Account and return the Escrow Fund to the Depositor, or (ii) at any time prior to June 16, 2008, upon receipt by the Escrow Agent of written instructions from at least two of the authorized signatories set out in Part A of Schedule 1 hereto (“Schedule 1”), instructing the Escrow Agent to close the Escrow Account and return the Escrow Fund to the Depositor; provided that such written instructions to close the Escrow Account shall be given if at any time (a) the independent auditors of the Company have not commenced the audit process with respect to the Company’s primary operating entity Primalights III Agriculture Development Co., Ltd. (“P3A”) by April 1, 2008, (b) the independent auditors of the Company at any time advise the audit committee of the Company that they have not been given adequate access to the operations, facilities, books and/or records of P3A for purposes of their audit, and such inadequate access has not been cured by P3A within five (5) days after the independent auditors notify P3A, (c) the independent auditors have informed the Company that they will not be able to deliver the final audit report of the Company by June 16, 2008, and at least two of the authorized signatories set out in Part A of Schedule 1 acting in the best interests of the Company believe that the inability of the independent auditors to deliver the audit report on time is due to reduced or obstructed access to P3A’s operations, facilities, books and/or records, or (d) at least two of the authorized signatories set out in Part A of Schedule 1 otherwise believe that the termination of the Escrow Agreement would be in the best interests of the Company. The Escrow Agent shall have no responsibility to determine the existence of any of the conditions mentioned in (ii) (a) (b) (c) and/or (d) of the previous sentence and when receiving a notice related to any one of these sub-clauses may assume the existence of relevant state of facts listed thereunder. For any and all purposes of this Escrow Agreement and notwithstanding any contrary provisions in this Escrow Agreement, the signatures of Geoffrey Duyk and/or Sing Wang shall be deemed to be one signature.

5.	Escrow Agent
5.1	The Escrow Agent shall have only those duties as are specifically and expressly provided herein (and no implied duties), which shall be deemed purely ministerial in nature, and shall under no circumstances be deemed a fiduciary for the Depositor. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, or have any requirements to comply with, the terms and conditions of any other agreement, instrument or document of the Depositor, in connection herewith, if any, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, even though reference thereto may be made in this Escrow Agreement.

5.2	In the event of any conflict between the terms and provisions of this Escrow Agreement and those of any other agreement with the Depositor, the terms and conditions of this Escrow Agreement shall control.

5.3	Subject to Section 11, the Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties without inquiry and without requiring substantiating evidence of any kind. Subject to Section 11, the Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request.

5.4	The Escrow Agent shall have no duty to solicit any payments which may be due to it or the Escrow Fund, nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

5.5	In no circumstances shall the Escrow Agent be obliged to make any payment from the Escrow Account where this would result in a negative balance on the Escrow Account.

5.6	The Escrow Agent shall have no duty or obligation to make any calculations of any kind hereunder.

5.7	The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to either Party.

5.8	The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through agents or attorneys (and shall be liable only for its gross negligence or willful misconduct (as finally adjudicated in a court of competent jurisdiction) in the selection of any such agent or attorney).

5.9	The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons.

5.10	None of the Escrow Agent and its affiliated entities, and their respective directors, officers and employees shall in any circumstances be liable to any Party for any loss, damage or expense suffered by or incurred to any Party as a result of the insolvency of the Escrow Agent or any of its affiliated entities or any act, omission or insolvency of any settlement system.

5.11	In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, are insufficient or incomplete or conflict with any of the provisions of this Escrow Agreement or any applicable law, rule, regulation, order, ruling or directive, or any rule, policy, code, requirement or determination of any government, regulatory or self-regulatory body or market practice, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held by it in escrow until it shall be given a direction in writing by the Parties which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction..

5.12	The Depositor agrees to pursue any redress or recourse in connection with any dispute between the Depositor and a Designee without making the Escrow Agent a party to the same.

5.13	Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, incidental, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

5.14	Any liability of the Escrow Agent under this Escrow Agreement will be limited to the amount of fees paid to the Escrow Agent.

5.15	The Escrow Agent may engage or be interested in any financial or other transaction with Depositor or its or affiliates, and may act on the instructions of, or as depositary, trustee or agent for, any committee or body of holders of obligations of the Depositor or its affiliate, as freely as if it were not the Escrow Agent hereunder.

5.16	The Escrow Agent shall not be obligated to expend or risk its own funds or to take any action which it believes would expose it to expense or liability or to a risk of incurring expense or liability.

5.17	The rights and remedies of the Escrow Agent set forth in this Escrow Agreement shall be cumulative, and not exclusive, of any rights and remedies available to it at law or equity or otherwise.

6.	Succession

6.1	The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving 30 days advance notice, in writing of such resignation to Depositor specifying a date when such resignation shall take effect.

6.2	The Escrow Agent shall have the right to withhold an amount equal to any amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of the Escrow Agreement.

6.3	Any entity (“New Agent”) into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity (“Transferee”) to which the Escrow Agent transfers all or substantially all of its escrow business (or a business division of which such escrow business forms part), shall as from the date of the completion of such merger, conversion, consolidation or transfer, as the case may be, be the Escrow Agent under this Escrow Agreement and shall succeed to all rights and obligations of the Escrow Agent under this Escrow Agreement without consent by, notice to or other further act by the Depositor, unless such consent, notice or act is required by any applicable law and may not be waived by the Depositor. The Depositor shall do all such acts and things as are, in the opinion of the Escrow Agent, necessary or desirable to procure that the New Agent or Transferee (as the case may be) becomes the Escrow Agent and succeeds to all rights and obligations of the Escrow Agent under this Escrow Agreement. Without limiting the generality of the foregoing sentence, the Depositor hereby irrevocably authorizes the Escrow Agent as the Depositor’s agent to execute all documents with each Transferee to procure that the Transferee becomes the Escrow Agent and succeeds to all rights and obligations of the Escrow Agent under this Escrow Agreement.

6.4	Escrow Agent’s sole responsibility after the 30-day notice period (as mentioned in Section 6.1 above) expires shall be to hold the Escrow Fund (without any obligation to reinvest the same) and to deliver the same (i) to a successor escrow agent, if any, designated by the Depositor as notified in writing by the Depositor to the Escrow Agent in accordance with this Escrow Agreement or (ii) to the Depositor or any Designee as notified by the Depositor in writing to the Escrow Agent in accordance with this Escrow Agreement, at which time of delivery this Escrow Agreement and the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Sections 7, 8 and 9.

6.5	If the Depositor has failed to appoint a successor escrow agent, or instruct the Escrow Agent to deliver the Escrow Fund to any party in accordance with paragraph (ii) in Section 6.4 above, prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may appoint a successor escrow agent of its own choice and (i) any such appointment shall be binding upon the Depositor; and (ii) the Escrow Agent shall deliver the Escrow Fund to the successor escrow agent so appointed, at which time of delivery this Escrow Agreement and the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Sections 7, 8 and 9.

7.	Compensation and Reimbursement

7.1	Depositor agrees to:
(i)	pay an administrative fee USD 10,000 (the “Service Fee”) to Escrow Agent on or about the date of this Escrow Agreement. In the event this Escrow Agreement lasts for more than a year from the date hereof, the Depositor agrees to pay additional annual administrative fee USD 5,000 on each anniversary date of this Escrow Agreement until this Escrow Agreement is terminated. The administrative fee should be payable in advance, with no proration for partial years; and

(ii)	pay or reimburse the Escrow Agent upon request for all reasonable expenses, disbursements and advances, including, without limitation, fees charged and expenses incurred by any affiliate of the Escrow Agent in connection with any investment directed under this Escrow Agreement, and reasonable attorney’s fees and expenses, incurred or made by it in connection with the preparation, negotiation, execution, performance, delivery, modification and termination of this Escrow Agreement.
7.2	All compensation, reimbursement and other amounts payable by Depositor under this Escrow Agreement shall be paid without setoff and without deduction for any withholding, value-added or other similar taxes, charges, fees or assessments. Depositor shall indemnify the Escrow Agent on an after-tax basis against the full amount of any taxes (including, but not limited to stamp duty), fees, expenses, assessments or other charges paid by the Escrow Agent and any losses arising therefrom or with respect thereto, relating to or in connection with any amounts payable under this Escrow Agreement whether or not such taxes, fees, expenses, assessments or other charges were correctly or legally asserted. If Depositor is required by any applicable law to make any deduction or withholding on account of taxes with respect to any amount payable under this Escrow Agreement, then it shall (i) pay such additional amounts so that the net amount received by the Escrow Agent of such payment is not less than the amount which the Escrow Agent would have received had no such deduction or withholding been made; and (ii) promptly deliver to the Escrow Agent all tax receipts evidencing payment of taxes so deducted or withheld.

7.3	The obligations contained in this Section 7, and Sections 8 and 9 below shall survive the termination of this Escrow Agreement and the resignation, replacement or removal of the Escrow Agent.

8.	Indemnity

8.1	Depositor shall indemnify, defend and save harmless the Escrow Agent and its affiliates and their respective successors, assigns, directors, officers, managers, attorneys, accountants, experts, agents and employees (the “Indemnitees”) from and against any and all losses, damages, claims, liabilities, penalties, judgments, settlements, actions, suits, proceedings, litigation, investigations, costs and expenses (including, without limitation, the fees and expenses of in house or outside counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively “Losses”) arising out of or in connection with (i) the Escrow Agent’s execution and performance of this Escrow Agreement, the enforcement of any rights or remedies under or in connection with this Escrow Agreement, or as may arise by reason of any act, omission or error of the Indemnitee(s), except in the case of any Indemnitee to the extent that such Losses are finally adjudicated by a court of competent jurisdiction to have been primarily caused by the gross negligence or willful misconduct of such Indemnitee, or (ii) its following any instructions or other directions from the Depositor, except to the extent that its following any such instruction or direction is expressly forbidden by the applicable law and the terms hereof.

8.2	Depositor acknowledges that the indemnities under Section 8.1 shall survive the resignation, replacement or removal of the Escrow Agent and the termination of this Escrow Agreement.

9.	Account Opening Information and Disclosure of Information

9.1	Important Information about Procedures for Opening a New Account

(a)	To help in the fight against the funding of terrorism and money laundering activities the Escrow Agent is required along with all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

(b)	When and at any time after Depositor opens an account, the Escrow Agent will ask for and Depositor shall provide all information that will allow the Escrow Agent and/or any of its affiliated entities to identify the Depositor (and any relevant underlying beneficiaries) and to comply with all applicable law, rules, regulations guidelines and codes of conduct (including those issued by the Hong Kong Monetary Authority).

9.2	Disclosure of Information

(a)	Depositor irrevocably authorizes the Escrow Agent and its affiliated entities, upon written consent from Depositor which shall not be unreasonably withheld, and whether during the continuance of or after the termination of this Escrow Agreement or Depositor’s relationship with the Escrow Agent, to make the required disclosure of information relating to Depositor or to relevant underlying beneficiaries escrow account to the relevant authorities (including, without limitation, the Securities and Futures Commission and the Hong Kong Monetary Authority) or as otherwise required by any applicable law, court or legal process, and to provide the relevant authorities or court (as the case may be) with all such documents (or copies thereof) in the Escrow Agent’s possession as may be requested.

(b)	The Parties shall not in any way hold the Escrow Agent or any of its affiliated entities liable for any consequences arising from such disclosure, and Depositor shall reimburse the Escrow Agent on demand for all costs and expenses (including, without limitation, legal costs) incurred by the Escrow Agent and its affiliated entities in making such disclosure.

(c)	The provisions contained in this Section 9 shall survive the termination of this Escrow Agreement and the resignation, replacement or removal of the Escrow Agent.

9.3	Tax Matters. With respect to any payments received or to be received by Depositor, Depositor will deliver, as applicable, either Form W-9 or U.S. Internal Revenue Service Forms W-8BEN (or any successor applicable form) (with the appropriate box on line 3 of Part I checked) to the Escrow Agent (a) upon the deposit of the Escrow Fund (b) promptly upon reasonable demand of the Escrow Agent, and (c) promptly upon learning that information on any such form previously provided by the Escrow Agent has become obsolete or incorrect. All interest or other income earned under the Escrow Agreement shall be allocated and/or paid in accordance with the terms of this Agreement or as directed by written direction of Depositor. In the absence of timely direction, all investment proceeds of the Escrow Fund shall be retained in the Escrow Fund. The Escrow Agent shall file information returns with the Internal Revenue Service (“IRS”) and the person or entity to which investment proceeds are distributed, as of each calendar year-end, reporting the payment of such investment proceeds to such person or entity; however if said income has not been distributed during such year, or has been distributed to a recipient other than the Depositor at the written direction of the Depositor, then the Escrow Agent shall file information returns with the IRS reporting such income to the extent that, and in such manner as, the Escrow Agent shall determine to be required by law. The Escrow Agent shall report any income as it determines may be required by any law or regulation in effect at the time of such tax reporting. The Escrow Agent is authorized to deduct or withhold any sum on account of any tax required or which in its view is required to be so deducted or withheld or for which it is, in its view, liable or accountable by law or practice of any relevant revenue authority of any jurisdiction, and, in each case, in accordance with the Escrow Agent’s usual and customary business practice. So long as the Escrow Agent has not acted with gross negligence or willful misconduct (as finally adjudicated by a court of competent jurisdiction), (i) the Escrow Agent shall incur no liability to the Depositor or to any other person or entity for any tax withholding or reporting made pursuant to this paragraph and, in addition to any of the indemnities set forth in Section 8 above, (ii) the Depositor shall indemnify and hold the Escrow Agent harmless for any penalties, fines, costs, expenses or losses imposed upon it by the IRS for any improper or inappropriate reporting or withholding under this paragraph. For avoidance of doubt, the Escrow Agent is not responsible for the preparation or filing of any income, franchise or any other tax returns with respect to income earned or other transactions effected by the Escrow Fund.
10.	Notices and funds transfer information

10.1	All communications hereunder shall be in writing and shall be deemed to be duly given and received:
(i)	upon delivery, if delivered personally, or upon confirmed transmittal, if by facsimile;

(ii)	on the next Business Day (as hereinafter defined) if sent by overnight courier; or

(iii)	four (4) Business Days after mailing if mailed by prepaid registered mail, return receipt requested, to the appropriate notice address set forth below or at such other address as any party hereto may have furnished to the other parties in writing by registered mail, return receipt requested.
10.2	All communications or fund transfers made to the Depositor or the Escrow Agent pursuant to this Escrow Agreement will be made in accordance with the contact details or banking account information, as the case may be, shown below:

If to the Depositor	Brothers Capital Limited
Rm 1701, 17/F, Dutyfree Business Building, Fuhua First Road
Futian District
Shenzhen 518048, People’s Republic of China
Attention: Guanglin Lai
Tel No.: +86-755-8276-6970
Fax No.: +86-755-8276-6965

Bank account information	Account name: Brothers Capital Limited Beneficiary account number: 71910 Bank (and branch) name: Credit Suisse, Hong Kong Branch Account number: 890-0452-129 Swift address: CSHKHKHH

If to the Escrow Agent	JPMorgan Chase Bank, N.A. Clearance and Agency Services 20th Floor, Chater House, 8 Connaught Road, Central, Hong Kong, HK1-2003 Attention: Escrow Department Fax No.: +852 2167 8603
10.3	Notwithstanding Sections 10.1 and 10.2, in the case of communications delivered to the Escrow Agent pursuant to paragraphs (i), (ii) and (iii) of Section 10.1, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such officer at the above-referenced office.

10.4	In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate.

10.5	“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

11.	Security Procedures

11.1	Any instruction, notice or any other communication to the Escrow Agent must be in writing and must be signed by at least two of the authorized signatories set out in Part A of Schedule 1.

11.2	In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement, as indicated in Section 10 above), the Escrow Agent is authorized but shall be under no duty to seek confirmation of such instructions by telephone call-back to the person or persons designated in Part B of Schedule 1, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent.

11.3	The Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Depositor or any Designee to identify (i) the beneficiary, (ii) the beneficiary’s bank, or (iii) an intermediary bank. The Escrow Agent may apply any funds in the Escrow Fund for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated.

11.4	Depositor acknowledges that the security procedures provided in this Section 11 are commercially reasonable.

12.	Depositor’s Representations and Warranties
Depositor hereby represents, warrants and undertakes (as the case may be) to the Escrow Agent on a continuing basis that:
(a)	the execution, delivery and performance of and the transactions to be effected under this Escrow Agreement will not violate any law, regulation;

(b)	it is duly authorized and has taken all necessary action to allow it to enter into and perform this Escrow Agreement and the transactions contemplated under this Escrow Agreement; and

(c)	to keep this Escrow Agreement confidential and other than where disclosure is required by applicable law or regulation will only disclose it (or any part of it) with the prior consent of the Escrow Agent.

13.	Miscellaneous

13.1	The provisions of this Escrow Agreement may be waived, altered, amended or supplemented, in whole or in part, only in writing signed by the Escrow Agent and Depositor.

13.2	Neither this Escrow Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent or Depositor, except as provided in Section 6, without the prior consent of the Escrow Agent and Depositor.

13.3	This Escrow Agreement shall be governed by and construed under the laws of Hong Kong. Depositor and Escrow Agent irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the exclusive jurisdiction of the courts located in Hong Kong.

13.4	No party to this Escrow Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Escrow Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control.

13.5	At any time after the date of this Escrow Agreement Depositor shall, at the reasonable request of the Escrow Agent and at the cost and expense of Depositor, execute or procure the execution of such document(s) and/or do or procure the doing of such acts and things as the Escrow Agent may in its absolute discretion deem necessary or desirable for the purpose of carrying out any of its obligations under this Escrow Agreement.

13.6	This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Escrow Agreement may be transmitted by facsimile, and such facsimile will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

13.7	If any provision of this Escrow Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Escrow Agreement shall be enforced as written.

13.8	Except as expressly provided in Sections 6 and 8 above, nothing in this Escrow Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and Depositor any legal or equitable right, remedy, interest or claim under or in respect of this Escrow Agreement or any funds escrowed hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date set forth above.
BROTHERS CAPITAL LIMITED
as Depositor

Signature:	/s/ Lai Guanglin
Printed Name:	Lai Guanglin

duly authorized for and on behalf of JPMORGAN CHASE BANK, N.A.
as Escrow Agent

Signature:	/s/ Samuel Yingjiu Chen
Printed Name:	Samuel Yingjiu Chen

[Signature page to Escrow Agreement]

Schedule 1
Part A
Telephone Numbers and Authorized Signatures of
Persons Designated by Depositor to Give Written Instruction or Notice

	Name	Telephone Number	Signature

1.	Terry McCarthy	+86 136 8186 4027	/s/ Terry McCarty

2.	Dr. Shangzhong Xu	+1 (212) 906-1284	/s/ Shangzhong Xu

3.	Geoffrey Duyk	+1 (650) 823-1672	/s/ Geoffrey Duyk

4.	Sing Wang	(852) 3515 8893	/s/ Sing Wang

Part B
Telephone Numbers of
Persons Designated to Confirm (by Call-Back) Written Instructions

	Name	Telephone Number

1.	Terry McCarthy	+86 136 8186 4027

2.	Sing Wang	(852) 3515 8893

3.	Stella Yang	(852) 3515-8888
All funds transfer instructions must include the signature of the person(s) authorizing the said funds transfer and must not be the same person confirming the said transfer.

Schedule 2
Notice of Withdrawal
[Depositor Letterhead]
[Date]
JPMorgan Chase Bank, N.A.
Clearance and Agency Services
8 Connaught Road, Central, Floor 20F
Hong Kong, Hong Kong HK1-2003
Attention: Escrow Department
Gentlemen:
Reference is made to that certain Escrow Agreement, dated March 26, 2008 between Brothers Capital Limited, as Depositor and JPMorgan Chase Bank, N.A., as Escrow Agent (such agreement the “Escrow Agreement”).
Pursuant to Section 4 of the Escrow Agreement, we hereby instruct you:-
(i)	to close the Escrow Account in name of [•] with account number [•] and;

(ii)	to disburse [all credit standing to the Escrow Account to the following beneficiaries in the amount set forth opposite each beneficiaries’ name..
[distribution instructions of the beneficiary]
Details of the Beneficiary for performing Call Back
Name

Telephone Number

Sincerely

[Depositor]